Nitches, Inc.

1330 N. Buffalo Dr., Ste. 210

Las Vegas, NV 89128

(251) 272-6917

October 5, 2021

REQUEST FOR QUALIFICATION

Mr. Jay Mumford

Ms. Sherry Haywood

Re:	Nitches, Inc. Form 1-A/A
Amendment No. 1 - Request for Qualification
File No. 024-11601

Dear Mr. Mumford and Ms. Haywood:

On behalf of Nitches, Inc. (the “Company”), I hereby request qualification of the above-referenced Amendment at 4:00 p.m., Eastern Time, on Thursday, October 7, 2021, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ John Morgan

John Morgan

CEO

Nitches, Inc.